Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, Connecticut 06901

June 5, 2013

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:	Response to SEC Comment Letter dated May 16, 2013
SEC File No. 001-33664

Ladies and Gentlemen:

We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated May 16, 2013.

We have considered the Staff's comments relating to our Form 10-K for the Fiscal Year Ended December 31, 2012 and have set forth below our responses to each of the comments.

*****

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Facilities - Restrictive Covenants

CCO Holdings Credit Facility, page 50

Charter Operating Credit Facilities, page 51

1.
We note that your credit facility is approximately 23% of total liabilities and shareholders' equity. Please disclose the actual amount of the leverage ratios based on your financial statements for the current and prior fiscal years. In addition, discuss the reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity. We note your disclosures on pages 17, 44, 45, 48 and 53. Please provide us with your proposed disclosures.

Securities and Exchange Commission
June 5, 2013

We propose adding the following two sentences after the first sentence under “CCO Holdings Credit Facility” (page 50 of our 2012 Form 10-K) in future filings:

Any failure to maintain the leverage ratio under the CCO Holdings Credit Facility is not an event of default but would negatively impact CCO Holdings' ability to incur additional debt or make distributions to its parent. At December 31, 2012, CCO Holdings' leverage ratio was approximately 4.5 to 1.0 for purposes of the CCO Holdings Credit Facility.

We propose modifying the second bullet item under “Charter Operating Credit Facilities” (page 51 of our 2012 Form 10-K) in future filings to read as follows and to add a new paragraph as indicated below:

•
the failure to comply with specified covenants including the covenant to maintain the consolidated leverage ratio at or below 5.0 to 1.0 and the consolidated first lien leverage ratio at or below 4.0 to 1.0;

At December 31, 2012, Charter Operating had a consolidated leverage ratio of approximately 1.4 to 1.0 which is in compliance with the consolidated leverage ratio required by the Charter Operating Credit Facilities. Charter Operating was also in compliance with the covenant regarding the consolidated first lien leverage ratio at December 31, 2012. A failure by Charter Operating to maintain the financial covenants would result in an event of default under the Charter Operating Credit Facilities and the debt of CCO Holdings. See “- Cross Acceleration” and “Risk Factors - The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity.”

2.	Please confirm to us that your senior notes have no financial covenants. Otherwise, tell us and disclose the terms of each financial covenant. Please provide us with your proposed disclosures.

We confirm to you that our senior notes have no financial covenants.

Note 2. Summary of Significant Accounting Policies, page F-7 Segments, page F-11

3.
We note from your “Key Market Area” disclosure on page 10 that it appears you may have aggregated several operating segments into one reportable segment. If so, please provide us with a detailed analysis how you complied with the requirement that the operating segments have similar economic characteristics allowing for aggregation pursuant to paragraph 50-11 of ASC 280-10.

The Key Market Area disclosure on page 10, which comprises only customer relationship count data, was added to the 2012 10-K in response to a March 2012 SEC Comment letter on our Form 10-K for the fiscal year ended December 31, 2011, wherein

Securities and Exchange Commission
June 5, 2013

the Staff requested that we expand our business section in future filings to identify the specific geographic market areas in which we compete in reference to item 101(c)(1)(x) of Regulation S-K. The Key Market Area information simply represents a geographical grouping of our cable systems and does not represent how senior management currently reviews financial information or manages the business.

As indicated in the response to question 4 below, in 2012 we changed the way financial information is reported to our management team which resulted in a reassessment of our operating and reportable segments. Following that reassessment, we have concluded that we have one operating segment and one reportable segment. Please note, this is not the outcome of an aggregation analysis pursuant to paragraph 50-11 of ASC 280-10.

4.
Also, in light of your Key Market Area disclosure, please tell us whether the CODM continues to review only a single set of discrete financial information on a consolidated basis that encompasses your entire operations for purposes of making operating decisions and assessing financial performance.

Prior to the change in the way financial information is reported to our management team which began in the fourth quarter of 2012, the Company had concluded that its operating segments were at the Key Market Area (KMA) level and such operating segments met the aggregation criteria per ASC 280-10-50-11 to be reported as a single reportable segment. Please see our May 2012 SEC comment letter response for our analysis and conclusion (SEC File No. 1-33664).

The Company has concluded that the Chief Executive Officer (CEO) is our Chief Operating Decision Maker (CODM) as our CEO is responsible for allocating resources and assessing the performance of the Company's segments. Subsequent to Charter's hiring of a new CEO, Chief Operating Officer (COO) and Chief Marketing Officer (CMO) in early 2012, the Company began an organizational realignment process in mid-2012 that ultimately resulted in a completely new way that our operations are managed such that operations are managed centrally and on a national level by function (field operations, network operations, customer care operations, marketing, etc.) versus being managed by geographical region. With the new organizational structure, the only things that are managed locally are our warehouses containing installation and plant construction materials and the outside plant which is made up of fiber and/or coaxial cable that distributes our products from our headends to our customers and potential customers. Specifically, local employees are responsible for construction and maintenance of the outside plant and the associated customer connections, service calls, disconnections and quality assurance. This new organizational structure was operationally effective in the fourth quarter of 2012. Our prior conclusion of 11 operating segments was based on the fact that our CEO received financial information at a KMA level. Beginning with the October 2012 reporting period, the CEO no longer receives reports with KMA results and in fact, financial statements for KMAs are no longer produced or reviewed by any level of management. Instead, financial information for all levels of management is reported using consolidated information. Decisions are made at an enterprise wide level. Resources are not allocated based on individual KMA financial results but based on certain operating metrics (e.g., customer

Securities and Exchange Commission
June 5, 2013

premise equipment (CPE) where we have customer connects, plant maintenance where we have plant performance issues). As a result of these changes in information reviewed and used by the CODM and how the business is managed, we have concluded that we have one reportable segment and one operating segment.

Note 5. Franchises, Goodwill and Other Intangible Assets, page F-12

5.
Please refer to the second paragraph on page F-12. Tell us in detail how you considered the factors in paragraphs 21-24 of ASC 350-30-35 in concluding that you have one unit of accounting for your franchise assets.

The following is an analysis of the criteria in ASC 350-30-35 indicating that intangible assets should be combined as a single unit of accounting.

The intangible assets were purchased together in order to construct or enhance a single asset (that is they will be used together).

While franchise assets are individual to states or municipalities and were acquired over time, they are used collectively to offer consistent services to customers and potential customers through the use of our national backbone. With a portfolio of franchise assets that serve a national customer base, greater economies of scale are realized, particularly in purchasing efficiencies for video programming and for CPE, which enhances the value of our franchises collectively.

Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.

For financial reporting purposes franchise assets are recorded in a single account as one asset. Franchise assets are allocated to legal entity upon acquisition for tax reporting only.

The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group.) This may be indicated if it is unlikely that a substantial portion of the assets would be sold separately or the sale of a substantial portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.

The highest and best use of our franchise assets is at the corporate level given that combining our nationwide activities allows us to realize greater purchasing power for CPE, negotiating programming agreements, and billing arrangements, etc. In addition, we believe that franchise assets would yield the highest price if sold as a group. Charter does have a history of disposing of insignificant portions of franchise assets individually but at substantially lower valuations than the value of the Company as a whole, as determined as part of the valuations performed in our annual impairment testing of indefinite lived intangibles. Additionally, recent M&A transactions in the industry clearly show that there is substantially greater value

Securities and Exchange Commission
June 5, 2013

in selling the entire company rather than selling parts of the business separately, in Charter's case, in the form of individual systems or KMAs.

Over the years the differential in selling prices for pieces of businesses vs. whole businesses has increased due to continued evolution of the marketplace. Given the growth of video/Internet/phone services from the traditional RBOCs (AT&T and Verizon), cable companies are better positioned to handle the competitive pressures from U-Verse and FiOS by running a business nationally rather than at the local level. Over the years, cable companies have increasingly gone to national ad campaigns and national branding, packaging and pricing in light of the increased competition by AT&T, Verizon, Dish and DIRECTV all of which are national companies. In addition, Charter now operates on a nationwide backbone making clustering less important than before.

The marketing or branding strategy provides evidence that the intangible assets are complementary as that term is used in paragraph 805-20-55-18.

After the reorganization discussed above, our marketing strategy is now a single nationwide strategy that is developed and executed by a centralized corporate team. This strategy results in a consistent marketing approach and the same pricing and packaging and promotions offered across our entire footprint. This provides evidence that the assets are complementary.

The following is an analysis of the criteria in ASC 350-30-35 indicating that intangible assets should not be combined as a single unit of accounting.

Each intangible asset generates cash flows independent of any other intangible asset.

Each individual system generates cash inflows that are identifiable and independent of cash flows of other individual systems. However, many essential activities that generate cash outflows such as programming content acquisition, customer service support, CPE procurement, marketing, and billing are performed on a centralized basis producing significant cost savings.

If sold, each intangible asset would likely be sold separately. A past practice of selling similar assets separately is evidence indicating that combining assets as a single unit of accounting may not be appropriate.

Charter owns over 3,000 individual franchises. Even though separate franchise assets generate revenues that are identifiable, Charter generally would not sell franchise assets individually because they are integral components of operating systems. Charter's past practice has emphasized the sale of geographically non-strategic cable systems, which typically are comprised of multiple franchise units, to achieve a more efficient, streamlined and quality focused organization. In the past, the Company has marketed assets for sale as stand-alone operations but has found that this was not the highest and best use of those assets. Our history does include sales involving non-strategic systems in multiple KMAs and in 2006 an entire KMA. However, our practice of selling non-

Securities and Exchange Commission
June 5, 2013

strategic systems has become significantly less frequent in recent years with divestitures involving less than 1% of our customer base each year. This is a result of changes in our financial position after emergence from bankruptcy in 2009, the completion of the divestiture of a large number of our non-strategic systems prior to bankruptcy and the implementation of our national backbone which allows our systems to interconnect more efficiently.

The entity has adopted or is considering a plan to dispose of one or more intangible assets separately.

As noted above, while Charter may from time to time sell geographically non-strategic cable systems to enhance overall operating efficiency, this is not part of our overall strategy and we have no current plans to do so.

The intangible assets are used exclusively by different asset groups (see ASC 360-10 Disposal of Long-Lived Assets).

Charter has determined that its long lived asset groups are at the KMA level. The long-lived asset group is a lower level than that used for ASC 350-30-35 impairment testing, however, there are assets that are shared that support numerous KMAs. While the KMAs do have identifiable and independent cash inflows, they could not operate independently without reduced cash flows and further many costs are allocated to the lower levels and thus are not identifiable. These allocations are done for tax purposes and are not used by management to make resource allocation decisions. As a result, Charter has concluded that similar grouping is not appropriate for ASC 350-30-35 purposes.

The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of other intangible assets combined in the unit of accounting.

We believe that all of our franchises have an indefinite life. We believe that economic factors that would limit the life of some franchise assets would similarly limit all of the franchise assets.

After considering the guidance of ASC 350-30-35, the Company has concluded that the highest and best use of Charter's assets is at the consolidated level, and most closely meets the criteria in paragraphs 21-24.

6.
Please refer to the third full paragraph on page F-13. Tell us in detail how you considered the factors in paragraphs 33-38 of ASC 350-20-35 in concluding that you have one reporting unit. We note your “Key Market Area” disclosure on page 10.

ASC 350 defines a reporting unit as an operating segment or one level below an operating segment (a component). A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial

Securities and Exchange Commission
June 5, 2013

information is available and segment management regularly reviews the operating results for that component.

The following is an evaluation of how the organizational structure fits the criteria.

Component constitutes a business.

A business represents an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. On a consolidated basis, Charter meets the definition of a business. There are no components below the consolidated company that meet the definition of a business. The consolidated business is managed by function: marketing, field operations, network operations, customer care operations, etc. The individuals charged with managing these categories are only responsible for these areas on a consolidated level, and report to the segment manager (COO, as further discussed below). Each of the areas contribute inputs and processes to the consolidated company, but individually are not able to provide outputs in the form of dividends, lower costs, or other economic benefits directly to investors. The individual areas work in concert with one another to produce the output of operating income on a consolidated basis, but are not considered individual business components by themselves.

Discrete financial information is available.

Discrete financial information is readily available on a consolidated level, and is routinely reviewed at that level by management on a monthly basis. As previously mentioned, management's monthly operating reports consist of consolidated income statement results and consolidated financial information by function. While discrete financial statements could be produced at a lower regional level or KMA level (i.e. to provide discontinued operations disclosures in the event of a divestiture of more than a minor portion of our business), such information no longer is regularly prepared or reviewed. In addition, if prepared, the information would be derived based on a combination of directly identifiable revenue, direct costs and an allocation of indirect costs based on revenue or customers, as management does not review the results of the business at that level.

Segment management regularly reviews the operating results of the component.

An operating segment's management is either the same as or one level below the CODM. A segment manager is accountable to and is in regular contact with the CODM with respect to operations, operating results, and plans for the segment, and regularly reviews operating results. In the case of Charter, the segment manager is the COO, as that position is one level below the CODM, and meets each of the aforementioned criteria. Both the CEO and COO review operating results on a consolidated basis and do not receive or review financial information at any level below the consolidated company. Further, no financial statements are produced below the consolidated level even for regional or KMA managers nor is any

Securities and Exchange Commission
June 5, 2013

incentive compensation based on regional or KMA financial results. As such we believe that Charter has one reporting unit.

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 14

2012 Executive Bonus Plan, page 18

7.
In future filings, clarify whether your CEO may award two discretionary bonus awards (20% of the target bonus percentage and 5% of the projected payout). Describe the factors that contributed to any awards being made. Also, tell us why these awards are not more properly reported under the Bonus column in your summary compensation table.

In future filings we will provide further clarity as to the discretionary bonus authority of our CEO, including the factors contributing to his decisions on award grants. The 20% and the 5% awards typically have been two different awards, however, as we note in our proxy statement, for 2012, the CEO recommended to the Compensation and Benefits Committee that the 5% award be reallocated to all participants across most of the Company's bonus plans including the Executive Bonus Plan. In making his determinations as to the 20% and 5% awards, the CEO considered the achievement of potential awardees towards Charter's business goals and the Executive Bonus Plan's existing metrics and attainments, and based those awards on these factors. Awards under the 2012 Executive Bonus Plan were awarded equally across Plan participants. Bonus payments under the 2012 Executive Bonus Plan were reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table because the awards were primarily determined based upon achievement of established and disclosed performance targets together with a discretionary component, that, as set forth above, was determined based on further performance criteria.

In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the applicable filings;

•	staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 5, 2013

To facilitate your review of our responses to your letter or address any additional comments the Staff may have, if necessary, we would welcome a conference call to discuss. You may contact the undersigned at 314-543-2407 or by e-mail at rick.dykhouse@charter.com. Thank you for your attention in this matter.

Sincerely,

/s/ Richard R. Dykhouse
Richard R. Dykhouse
Executive Vice President, General Counsel
and Corporate Secretary